December 11, 2018

Jun Xu
Chief Executive Officer and Director
360 Finance, Inc.
China Diamond Exchange Center, Building B
No. 555 Pudian Road, No. 1701 Century Avenue
Pudong New Area, Shanghai 200122
People's Republic of China

       Re: 360 Finance, Inc.
           Amendment No. 2 to
           Registration Statement on Form F-1
           Filed December 6, 2018
           Amendment No. 3 to
           Registration Statement on Form F-1
           Filed December 11, 2018
           File No. 333-228020

Dear Mr. Xu:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-1 filed December 6, 2018

Cover Page

1. We note that you recently received indications of interest to purchase a significant number of ADSs in this offering from at least three different individuals, including the chair of your board of directors, Mr. Zhou. Accordingly, please:
 Jun Xu
FirstName LastNameJun Xu
360 Finance, Inc.
Comapany11, 2018 Finance, Inc.
December Name360
Page 2
December 11, 2018 Page 2
FirstName LastName
             Disclose whether the two other investors referenced are third parties or your affiliates and, as applicable, identify any affiliated individuals and disclose the material terms of your relationships.

             Clarify whether these two investors are acting independently or in concert, as well as the specific amount or percentage that each investors actually indicated interest in purchasing. In this regard we note that these two investors may subscribe for "more than 5% of the offering" or "up to US $20 million" which would be approximately
             36.9% of your offering at the midpoint of the range.
Risk Factors
Risks Related to Our Business and Industry
If we fail to maintain collaboration..., page 31

2. We note your revised disclosure of regulations drafted to restrict regional banks from lending to online consumer finance platforms such as yourself, and that regional banks
         "are an important category of [y]our funding partners." Please revise your disclosure to elaborate on the likely impact that this regulation would have on your specific business operations. For example, please quantify the amount of your funding that came from regional banks as of a recent period, as opposed to national banks or other financial institutions that may not be subject to this regulation.
Amendment No. 3 to Registration Statement on Form F-1 filed December 11, 2018

Item 7. Recent Sales of Unregistered Securities, page II-2

3. We note you issued options to purchase Class A shares of stock to certain directors, officers, and employees on November 20, 2018. Please address the items below.

             Revise your disclosure here, and on page F-66 (Note 13 Subsequent events), to disclose the fair value of the options issued and the aggregate compensation expense to be recorded.

             Provide us with a reconciliation and qualitative discussion addressing the differences between the fair value of the options issued to the $8.75 IPO price (midpoint of the
             IPO range).
 Jun Xu
360 Finance, Inc.
December 11, 2018
Page 3

       You may contact Lory Empie, Staff Accountant, at (202) 551-3714 or Cara Lubit, Staff
Accountant, at (202) 551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202)
551- 3783 or Michael Clampitt, Senior Counsel, at (202) 551-3434 with any other questions.



                                                         Sincerely,
FirstName LastNameJun Xu
                                                         Division of
Corporation Finance
Comapany Name360 Finance, Inc.
                                                         Office of Financial
Services
December 11, 2018 Page 3
cc:       Will H. Cai, Esq.
FirstName LastName